

SEC Mail Processing
Section

FEB 12 2009

Washington, DC
111

S | 09055355 | 1MISSION

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response......12.00 | |

| SEC FILE NUMBER |
| --- |
| 8- 46788 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/08___ AND ENDING___12/31/08___

                            MM/DD/YY                            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   MICHAEL SAUNDERS SECURITIES CORPORATION

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

307 S. ORANGE AVENUE

                              (No. and Street)

| SARASOTA | FLORIDA | 34236 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   MICHAEL SAUNDERS, CEO    (941) 953-7900

                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   BAUMANN, RAYMONDO & COMPANY, P.A.

                  (Name – *if individual, state last, first, middle name*)

| 405 N. REO STREET, SUITE 200 | TAMPA, | FL | 33609 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**
**MAR 0 9 2009**
**THOMSON REUTERS**



| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _____Michael L. Saunders_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Michael Saunders Securities Corporation_____, as

of ____December 31_____, 20__08__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____None_____

_____

_____

```
JENNIFER BLUHM
MY COMMISSION # DD 748402
EXPIRES: May 12, 2012
Bonded Thru Notary Public Underwriters
```

_____ Signature

_____

President
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MICHAEL SAUNDERS SECURITIES CORPORATION

## FINANCIAL STATEMENTS

## DECEMBER 31, 2008

TABLE OF CONTENTS



**Baumann, Raymondo**
**& Company PA**

CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Michael Saunders Securities Corporation
Sarasota, Florida

We have audited the accompanying statement of financial condition of Michael Saunders Securities Corporation (the "Company") as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Michael Saunders Securities Corporation as of December 31, 2008 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States of America.

*Baumann, Raymondo & Company, PA*
BAUMANN, RAYMONDO & COMPANY PA
Tampa, Florida
January 29, 2009

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

# MICHAEL SAUNDERS SECURITIES CORPORATION
## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2008

## ASSETS

**CURRENT ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,916 |
| Certificate of deposit | | 30,069 |
| **TOTAL ASSETS** | $ | 31,985 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

**LIABILITIES**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 2,173 |
| **TOTAL LIABILITIES** | | 2,173 |

**STOCKHOLDER'S EQUITY**

| | |
|---|---:|
| Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding | 1,000 |
| Additional paid-in capital | 47,407 |
| Accumulated Deficit | (18,595) |
| Total stockholder's equity | 29,812 |

| | | |
|---|---|---:|
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 31,985 |

The accompanying notes are an integral part
of these financial statements.

# MICHAEL SAUNDERS SECURITIES CORPORATION
## STATEMENT OF OPERATIONS
### FOR THE YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---:|
| **REVENUE** | | |
| Commissions | $ | 6,644 |
| NASD Refund | | 0 |
| **TOTAL REVENUE** | | 6,644 |
| | | |
| **OPERATING EXPENSES** | | |
| Commissions | | 6,180 |
| Professional fees | | 11,608 |
| Licenses and dues | | 5,715 |
| Insurance | | 437 |
| Office Supplies and Expense | | 18,016 |
| **TOTAL OPERATING EXPENSES** | | 41,956 |
| **OPERATING LOSS** | | (35,312) |
| **OTHER INCOME** | | |
| Interest income | | 1,355 |
| **NET LOSS** | $ | (33,957) |

The accompanying notes are an integral part
of these financial statement.

## MICHAEL SAUNDERS SECURITIES CORPORATION
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2008

| | SHARES ISSUED | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS (ACCUMULATED DEFICIT) | TOTAL |
|---|---|---|---|---|---|
| BALANCE, DECEMBER 31,2007 | 1,000 | $ 1,000 | $ 47,407 | $ 15,362 | $ 63,769 |
| Capital contributed | - | - | - | - | - |
| Net loss | - | - | - | (33,957) | (33,957) |
| BALANCE, DECEMBER 31, 2008 | 1,000 | $ 1,000 | $ 47,407 | $ (18,595) | $ 29,812 |

The accompanying notes are an intergral part
of these financial statements.

4

# MICHAEL SAUNDERS SECURITIES CORPORATION
## STATEMENT OF CHANGES IN LIABILITIES
## SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
## FOR THE YEAR ENDED DECEMBER 31, 2008

The Company had no subordinated claims as of December 31, 2008, or at any time during the year then ended.

## MICHAEL SAUNDERS SECURITIES CORPORATION
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2008

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | |
|---|---:|
| Net loss | $ (33,957) |
| Adjustments to reconcile net loss to net cash used by operating activities | - |
| Certificate of deposit | (1,137) |
| Accounts payable and accrued expenses | 2,173 |
| Total adjustments | 1,036 |
| Net cash used by operating activities | (32,921) |

**CASH FLOWS FROM INVESTING ACTIVITIES**

| | |
|---|---:|
| Net cash from investing activities | - |

**CASH FLOWS PROVIDED BY FINANCING ACTIVITIES**

| | |
|---|---:|
| Net cash provided by financing activities | - |

| | |
|---|---:|
| **NET DECREASE IN CASH** | (32,921) |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | 34,837 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ 1,916 |

The accompanying notes are an integral part
of these financial statement.

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Operations

Michael Saunders Securities Corporation (the "Company") is a broker-dealer who transacts business through correspondent brokers and does not hold customer securities or funds.

The Company adheres to the reporting requirements of the Securities and Exchange Commission under Rule 17a-5, which is consistent with financial statement reporting under generally accepted accounting principles.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

### Revenue Recognition

Customers' securities transactions and related commission revenues and expenses are recorded on a trade date basis.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Advertising Costs

The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits.

## NOTE B - INCOME TAXES

The Company with consent of its stockholder has elected S corporation status for the Company. Under this election, the sole stockholder is taxed on her share of the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes have been included in the financial statements.

## NOTE C - RELATED PARTY TRANSACTIONS

All of the Company's business is transacted with an affiliated company owned by the stockholder. Additionally, the affiliate provides management, operating and accounting services to the Company for $1,500 per month under a verbal agreement.

## NOTE D - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000. The Company had net capital of $29,812 at December 31, 2008. The net capital rules may effectively restrict the payment of dividends to the Company's stockholder. The Company operates pursuant to the (K) (2) (ii), exemptive provisions of the Securities and Exchange Commissions rule 15c3-3 and does not hold customer funds or securities. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Company's ratio was .0 to 1 at December 31, 2008.

## NOTE E - MAJOR CUSTOMER

The Company generates revenues solely from the brokerage of condominium units under a rental pool arrangement for the Colony Beach & Tennis Club, Ltd.



Baumann, Raymondo
& Company PA

CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Michael Saunders Securities Corporation
Sarasota, Florida

We have audited the accompanying financial statements of Michael Saunders Securities Corporation (the "Company") for the year ended December 31, 2008. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of Computations of Net Capital and Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission are presented for the purposes of additional analysis and are not a required part of the basic financial statements. The accompanying schedules are required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the testing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is exempt from the determination of reserve requirements in compliance with provisions under SEC Rule 15c3-3.

BAUMANN, RAYMONDO & COMPANY PA
Tampa, Florida
January 29, 2009

# MICHAEL SAUNDERS SECURITIES CORPORATION
## COMPUTATIONS OF NET CAPITAL AND THE NET CAPITAL REQUIREMENTS
## UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2008

### Net Capital

| | | |
|---|---|---:|
| Stockholder's Equity | $ | 29,812 |
| Deductions - Non allowable assets | | - |
| Total deductions - non allowable assets | | - |
| Net capital | * $ | 29,812 |

### Aggregate Indebtedness

| | | |
|---|---|---:|
| Liabilities | $ | 0 |

### Computation of Basic Net Capital Requirement

| | | |
|---|---|---:|
| Minimum net capital requirement per SEC Rule 15c3-1 | $ | 5,000 |
| Ratio of Aggregated Indebtedness to Net Capital | | .0 to 1 |

\* Reconciliation with Company's computation of net capital

| | | |
|---|---|---:|
| Net capital, as reported in Company's focus report | $ | 29,812 |
| Less non allowable assets not deducted on focus report | | 0 |
| Net capital, as reported above | $ | 29,812 |

The Company is exempt from the determination of reserve requirements under provisions of SEC Rule 15c3-3 exemption K-2ii.



## INDEPENDENT AUDITORS' REPORT ON INTERNAL
## ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Michael Saunders Securities Corporation
Sarasota, Florida

In planning and performing our audit of the financial statements of Michael Saunders Securities Corporation (the "Company") for the year ended December 31, 2008 we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system of internal accounting control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Board of Directors
Michael Saunders Securities Corporation

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

*     *     *     *     *

This report is intended for the use of management of Michael Saunders Securities Corporation and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

BAUMANN, RAYMONDO & COMPANY PA
Tampa, Florida
January 29, 2009

*END*